MoneyLion Securities, LLC
(A Wholly Owned subsidiary of MoneyLion Inc.)
<u>(SEC I.D. No. 8-70198)</u>

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934
as a public document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Senior Management of
MoneyLion Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MoneyLion Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 4, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 31, 2021

We have served as the Company's auditor since 2020.

MoneyLion Securities, LLC
Statement of Financial Condition as of December 31, 2020
<u>(USD)</u>

Assets

Cash	$	463,227
Receivables from Clearing Organization		250,000
Total Assets	$	713,227

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	60,662
Payable to Clearing Organization	116,053
Payable to affiliate (Note 4)	404,243
Total Liabilities	580,958

Member's Equity

Total Member's Equity	132,269
Total Liabilities and Member's Equity	713,227

The accompanying notes are an integral part of the financial statement

1. **Organization and Business Activities**

    MoneyLion Securities, LLC (the "Company") was formed on July 11, 2018 as a Delaware Limited Liability Company, and is a subsidiary of MoneyLion Inc. (the "Parent") a Delaware corporation. The Parent operates a personal finance platform that provides a suite of mobile apps that help users simplify their personal financial management, providing a single place to track spending, savings, and credit. The Company is headquartered in New York, New York. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") since August 16, 2019. MoneyLion Securities, LLC will offer access to an online trading platform where members will be able to transact in securities such as ETFs and stocks.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation - The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates - The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statement. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

    Cash and Cash, Equivalents - Cash includes demand deposits held in banks which may, at times, exceed federal insurance limits. The Company has no restrictions on cash deposits. At December 31, 2020 the Company had no cash equivalents.

    Receivable from the Clearing Organization – Receivable from clearing organization represents a cash deposit with Apex clearing corporation.

    Affiliate Transaction Balances and Settlement - The Company receives services from the Parent company for which the Company is charged on a monthly basis and settles periodically. Such services are formalized under a service level agreement which documents specific service requirements and pricing. As per the Expense sharing agreement, the Parent will pay the vendors on behalf of the company and pass the expense along on a monthly basis. Payables related to such pass-through expenses are disclosed in the statement of financial condition as Payable to an affiliate.

    Income Taxes - The Company adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying statement of financial condition. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

3. **Recently issued Accounting Standards**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. Effective January 1, 2020, the Company adopted this guidance and noted no material impact on the Company's Financial Statements and related disclosures.

4. **Related Party Transactions**

Payable to Affiliate – According to the Expense Sharing Agreement, the Parent is providing payments to the Company's vendors on behalf of the Company. As of December 31, 2020, the Company had a payable of $404,243 related to such fees.

On February 28, 2020, the Parent had a non-cash capital contribution to the Company in the amount of $301,903.

5. **Commitments and Contingencies**

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position. As of December 31, 2020, there were no matters that the Company is aware of that would have a material impact on the statement of financial condition.

6. **Regulatory Requirements**

The Company is an introducing broker-dealer and does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240. l5c3-3(k)(2)(ii).

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-l of the Securities Exchange Act of 1934 ("Rule 15c3-l"). The Company computes its net capital under Rule 15c3-l, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. At December 31, 2020, the Company's required minimum net capital was $38,731.

As of December 31, 2020, the Company had net capital of $132,269, which exceeded the minimum requirements by $93,538.

7.   **COVID**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8.   **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2020 through the date the statement of financial condition was available to be issued. On January 29, 2021, the Parent had a non-cash capital contribution to the Company in the amount of $404,243.

On February 12, 2021, the Parent announced that it had entered into an agreement and plan of merger by and among Fusion, a publicly traded special purpose acquisition company. The transaction is expected to close during the first half of 2021 and remains subject to customary closing conditions.

Other than above-mentioned events, the Company had no subsequent events requiring an adjustment or disclosure.